Mail Stop 3561
                                                           September 11, 2018

Alec E. Gores
Chairman of the Board of Directors
Gores Holdings II, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

       Re:    Gores Holdings II, Inc.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed August 24, 2018
              File No. 1-37979

Dear Mr. Gores:

       We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2018 letter.

Frequently Used Terms, page 8

1. We note the revised disclosure you have included on page 9 in response to comment
       6. Please provide us with the specific sources for the market leadership claims in your proxy statement, including the "publicly available information, reports of government agencies, and published industry sources" you reference in the revised disclosure. Please also provide us with Verra Mobility's "internal research, calculations and assumptions based on its analysis of such information and data," and where you make claims that are based on Verra Mobility's internal research, please revise to specify as much.
 Alec E. Gores
Gores Holdings II, Inc.
September 11, 2018
Page 2

Questions and Answers about the Proposals for Stockholders

What happens if the Business Combination is not consummated?, page 28

2.      We note that, in response to comment 5, you have removed the following language
        from the risk factor on page 84: "Unless we amend our current certificate of incorporation to extend the life of the Company and certain other agreements into which we have entered . . . ." If you have removed this disclosure because you
        cannot extend your business combination deadline, please confirm to us that this is the case and tell us why. Otherwise, please provide the disclosure we requested in our prior comment or explain to us why you are not required to do so.

Consideration to the Greenlight Stockholders in the Business Combination, page
33

3. We note the table you have added to pages 34 to 35 in response to comment 7. With respect to the consideration amounts which precede the Maximum
Redemption
        Scenario header row, please revise to clarify the number of share redemptions upon which these amounts are based. Please also provide here the definitions of Triggering
        Events I   IV as well as the term of the Earn Out Period, or include a cross-reference
        to the specific locations in the merger agreement where such definitions can be found.

Proposal No. 3--Approval of the Second Amended and Restated Certificate of Incorporation, page 214

4. We are considering your response to comment 25, and we may have further comment.

Beneficial Ownership of Securities, page 324

5. You advise in your response to comment 31 that, "Even where the relevant Schedule
        13G filings identify natural persons, it is not clear from those filings whether some or all of those individuals exercise voting and/or dispositive power over the securities held by that entity." Please revise your beneficial ownership table on page 325 to identify those natural persons identified in the ownership schedules filed by
        Governors Lane LP, Davidson Kempner Capital Management, and Alyeska Investment Group on January 30, 2018, February 12, 2018, and February
14, 2018,
        respectively.
 Alec E. Gores
Gores Holdings II, Inc.
September 11, 2018
Page 3

Gores Holdings II, Inc. Notes to the Unaudited, Interim Financial Statements

Note 4. Related Party Transactions

Private Placement Warrants, page FS-15

6. We note your response to comment 33. Please confirm whether or not the Private
        Placement Warrants may be settled in unregistered shares. In doing so, explain to us the settlement terms and revise your risk factor spanning pages 96-97 to provide additional clarity. See ASC 815-40-25-10 through -16.

18. Subsequent Events, page FS-94

7. We note your response to comment 36. Please tell us in sufficient detail how you determined that the tax receivable agreement fell within the scope of ASC 450 and should be accrued upfront in full as a reduction to equity. Explain how you determined the agreement does not represent compensation or a profit-sharing type arrangement that should be recognized as an expense over the agreement term.

       You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or
Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J.
Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.


                                                           Sincerely,

                                                           /s/ Mara L. Ransom

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products